Exhibit (h)ii.a

AIM Funds Intermediary Agreement Regarding Compliance with SEC Rule 22c-2

This Agreement is made and entered into by and between AIM Investment Services, Inc. (the “Transfer Agent”), a Delaware corporation and the Transfer Agent for certain management investment companies (each, a “mutual fund”) registered with the U.S. Securities and Exchange Commission (the “SEC”) and regulated under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Intermediaries identified below.

Recitals

WHEREAS, effective May 23, 2005, the SEC adopted Rule 22c-2 under the 1940 Act which requires every mutual fund (or on the fund’s behalf, the principal underwriter or transfer agent) to enter into a written agreement with each financial intermediary who sells shares or otherwise maintains accounts which hold shares of the fund for the benefit of a shareholder, as defined below, pursuant to which the Intermediaries agree to:

(i) provide, promptly upon request by the fund, the Taxpayer Identification Number of all shareholders that purchased, redeemed, transferred, or exchanged shares held through an account with the financial intermediary, and the amount and dates of such shareholder purchases, redemptions, transfers, and exchanges; and

(ii) execute any instructions from the fund to restrict or prohibit further purchases or exchanges of fund shares by a shareholder who has been identified by the fund as having engaged in transactions of fund shares (directly or indirectly through the intermediary’s account) that violate policies established by the fund for the purpose of eliminating or reducing any dilution of the value of the outstanding securities issued by the fund; and

(iii) use best efforts to determine, promptly upon the request of the fund, whether any other person that holds fund shares through the financial intermediaries is itself a financial intermediary (an “indirect intermediary”) and, upon further request by the fund, (A) provide (or arrange to have provided) the identification and transaction information described above with respect to shareholders who hold an account with an indirect intermediary, or (B) restrict or prohibit the indirect intermediary from purchasing securities issued by the fund; and

WHEREAS, the Intermediaries currently sells shares or otherwise maintains accounts which hold shares for the benefit of a shareholder or shareholders of certain mutual funds for which the Transfer Agent is the transfer agent (each, an “AIM Fund”); and

WHEREAS, the Transfer Agent has agreed to administer the AIM Funds’ compliance program related to Rule 22c-2;

NOW, THEREFORE, the premises considered, the Transfer Agent and the Intermediaries agree as follows:

1. Shareholders Defined. For purposes of this Agreement, the term shareholder means the holder of interests in a variable annuity or variable life insurance contract funded through the Intermediaries (“Contract”), or a participant in an employee benefit plan with a beneficial interest in a Contract.

2. Shareholder-Initiated Transfer Purchase. The term “Shareholder-Initiated Transfer Purchase” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract to a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollment such as transfer of assets within a Contract to a Fund as a result of “dollar cost averaging” programs, insurance company approved asset allocation programs, or automatic rebalancing programs; (ii) one-time step-up in Contract value pursuant to a Contract death benefit or living benefit; (iii) allocation of assets to a Fund through a Contract as a result of payments such as loan repayments, scheduled contributions, retirement plan salary reduction contributions, or planned premium payments to the Contract; or (iv) prearranged transfers at the conclusion of a free look period required under state law.

3. Shareholder-Initiated Transfer Redemption. The term “Shareholder-Initiated Transfer Redemption” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract out of a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollments such as transfers of assets within a Contract out of a Fund as a result of annuity payouts, loans, systematic withdrawal programs, insurance company approved asset allocation programs and automatic rebalancing programs; (ii) as a result of any deduction of charges or fees under a Contract; (iii) within a Contract out of a Fund as a result of scheduled withdrawals or surrenders from a Contract; or (iv) as a result of payment of a death benefit from a Contract.

4. Compliance Obligations of Intermediaries. Beginning no later than October 16, 2007, or such other date as the SEC may designate as the date by which mutual funds must be in compliance with Rule 22c-2, the Intermediaries agree to provide the Transfer Agent, upon written request, the taxpayer identification number (“TIN”), if known, of any or all shareholders and the amount, date, name or other identifier of any investment professional(s) associated with the shareholder(s) (if known), and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of shares held through an account maintained by the Intermediaries during the period covered by the request. Unless otherwise specifically requested by the Fund, the Intermediaries shall only be required to provide information relating to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions.

(a) Period Covered by Request. Requests made pursuant to this Section must set forth a specific time period, not to exceed 90 days from the date of the request, for which transaction information is sought. The Transfer Agent may request transaction information older than 90 days from the date of the request as it deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the

Fund. Transfer Agent requests for Shareholder information shall be made no more frequently than quarterly except where the Transfer Agent has a reasonable belief that transactions submitted to the Transfer Agent by the Intermediaries indicate violation of Fund Anti-dilution Policies.

(b) Fund Anti-dilution Policies. The term “Fund Anti-dilution Policies” means established by the Fund and described in the Fund’s prospectus intended to eliminate reduce any dilution of the value of the outstanding shares issued by the Fund.

(c) Form and Timing of Response. The Intermediaries agree to transmit the information requested in accordance with Section 4 of this Agreement that is on its books and records to the Transfer Agent or its designee within a commercially reasonable time not to exceed 10 business days, after receipt of a request. If the requested information is not on the Intermediaries’ books and records, the Intermediaries agree to:

(i) provide or arrange to provide to the Transfer Agent the requested information from shareholders who hold an account with an indirect intermediary; or

(ii) if directed by the Transfer Agent, block further purchases of Fund shares from such indirect intermediary.

In such instance, the Intermediaries agree to inform the Transfer Agent whether it plans to perform (i) or (ii).

Responses required by this Paragraph must be communicated in writing and in a format mutually agreed upon by the Intermediaries and the Transfer Agent. For purposes of this provision, the term indirect intermediary has the same meaning as in Rule 22c-2.

(d) Agreement to Restrict Trading. In the event the Transfer Agent determines that Shareholder-Initiated Purchase Transactions or Shareholder-Initiated Redemption Transactions of a Shareholder or Shareholders violate the Fund’s Anti-Dilution Policies and the Transfer Agent decides to impose a trading restriction on the Shareholder, Intermediary agrees to execute written instructions from the Transfer Agent to require further purchases or sales of fund shares by the Shareholder to be sent by Standard U.S. Mail (for a period of time determined by the Fund) or, if in the event this restriction does not halt the violations, take such other action as directed by Transfer Agent including prohibiting future purchases of fund shares by the Shareholder. Instructions must be received by the Intermediaries at the following address, or such other address that Intermediaries may communicate to the Transfer Agent in writing from time to time, including, if applicable, an e-mail and/or facsimile telephone number:

MassMutual Financial Group

Attn: Kimberly Biggs

1295 State Street

Springfield, MA 01111-0001

kbiggs@massmutual.com

860-562-4780

(e) Form of Instructions. Instructions submitted pursuant to this Section must include the TIN, if known, and the specific restriction(s) to be executed. If the TIN is not known, the instructions must include an equivalent identifying number of the shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

(f) Timing of Response. The Intermediaries agree to execute instructions as soon as reasonably practicable, but not later than ten (10) business days after receipt of the instructions by the Intermediary.

(g) Confirmation by the Intermediaries. The Intermediaries agree to provide written confirmation to the Transfer Agent that instructions have been executed. The Intermediaries agree to provide confirmation as soon as reasonably practicable, but not later than ten (10) business days after the instructions have been executed.

5. Limitations on Use of Information. The Transfer Agent agrees

(a) to keep confidential according to the standard it applies to its own confidential information of a like type;

(b) not to use the information received pursuant to this Agreement for any purpose other than as necessary to comply with the provisions of Rule 22c-2 or to fulfill other regulatory or legal requirements subject to the privacy provisions of Title V of the Gramm-Leach-Bliley Act (Public Law 106-102) and comparable state laws;

(c) not to disclose the information, without the prior written consent of Intermediary, to any third party except the Fund’s investment advisor and the Fund’s Board of Directors when necessary for these parties to evaluate the information in light of the Fund’s Anti-Dilution Policies; and

(d) to notify Intermediaries in accordance with applicable state law in the event of a compromise or other breach of the security, confidentiality or integrity of information received from the Intermediaries pursuant to this agreement.

6. Entire Agreement. This Agreement constitutes the entire understanding among the parties as to the Intermediaries obligations with respect to the matters discussed herein. This Agreement is not intended to amend or terminate any other agreements between among the parties which relate to the AIM Funds; provided, however, that (i) to the extent that the provisions of any other agreement among the parties are inconsistent with this Agreement, this Agreement shall control with respect to the matters discussed herein, and (ii) a breach of this Agreement shall constitute cause to terminate any other agreements among the parties which relate to the AIM Funds.

7. AIM Funds as Third-Party Beneficiaries. As required by Rule 22c-2, the Transfer Agent is entering into this Agreement as agent and on behalf of the AIM Funds. The AIM Funds shall have the right to enforce all terms and provisions of this Agreement against any and all parties hereto and otherwise involved in the activities contemplated herein.

8. Assignment. The Intermediaries shall not have the right to assign this Agreement without the prior written consent of the Transfer Agent, which consent may be withheld by the Transfer Agent if other necessary agreements related to the maintenance of shareholder accounts in the AIM Funds are not also assigned or otherwise negotiated with the party to which the Intermediaries desire to assign this Agreement. The Transfer Agent may assign this Agreement to may other affiliated entity which undertakes the role of transfer agent for the AIM Funds.

9. Amendment. Either the Transfer Agent or the Intermediaries may amend this Agreement by providing advance written notice of any such amendments to the other party.

10. Termination. The Transfer Agent may terminate this Agreement by providing written notice of termination to the Intermediaries. The Intermediaries may terminate this Agreement by providing sixty (60) days’ notice of termination to the Transfer Agent; provided, however, that no such notice of termination shall be effective for so long as the Intermediaries continue to maintain accounts which hold shares of the AIM Funds.

11. Choice of Law. This Agreement shall be construed in accordance with the laws of the State of Texas, without respect to conflict of laws principles, and the 1940 Act.

Agreed and Executed:

AIM Investment Services, Inc

By:	/s/ William Galvin
Name:	William Galvin
Title:	President

Address for delivery of notices hereunder:

11 Greenway Plaza, Suite 100

Houston, Texas 77046-1173

Attention: General Counsel

Massachusetts Mutual Life Insurance Company (Legal Name of Intermediary)

By:	/s/ Craig Waddington
Name:	Craig Waddington
Title:	Vice President
Date:	3/29/07

C.M. Life Insurance Company (Legal Name of Intermediary)

By:	/s/ Craig Waddington
Name:	Craig Waddington
Title:	Vice President
Date:	3/29/07

Address for delivery of notices hereunder:

1295 State Street

Springfield, MA 01111

Attention:	Susan Scanlon
Vice President